Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 15, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Chad Eskildsen

Re:	CPG Carlyle Commitments Master Fund, LLC File No. 811-22764

Dear Mr. Eskildsen:

On behalf of CPG Carlyle Commitments Master Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence is the Fund's response to a comment from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on October 26, 2017. The Staff's comment related to the Fund's audited financial statements for the year ended March 31, 2017, included in the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2017, as filed with the Commission on June 8, 2017 (the "Annual Report").

Set forth below is a summary of the Staff's comment, and the Fund's response thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Annual Report.

Comment 1. Please confirm whether all of the Fund's investments set forth in the Schedule of Investments are deemed to be income producing. See footnote 7 of Rule 12-12, Article 12 of Regulation S-X. If not, please identify any non-income producing investments by footnote going forward.

Response 1. Some of the Fund's investments are non-income producing. Going forward, the Fund will identify, in its Schedule of Investments, any non-income producing investments by footnote.

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Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Lisa Goldstein of this office at 212.969.3381 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:	Michael Mascis

Stuart H. Coleman

Lisa Goldstein

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